RULE 425
                                                     Filer: Interleaf, Inc.
                                           Subject Company: Interleaf, Inc.
                            Subject Company's Exchange Act File No. 0-14713


Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about the acquisition. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write or call BroadVision, BroadVision will send you for free, when available, the prospectus that BroadVision files in connection with the registration of the shares to be issued in the acquisition. You can call BroadVision at (650) 261-5100 or write to BroadVision at:

          BroadVision, Inc.
          585 Broadway
          Redwood City, California  94063
          Attention: Investor Relations




                    BROADVISION IN AGREEMENT TO ACQUIRE
                      INTERLEAF, THE E-CONTENT COMPANY


         Highly Innovative XML-based e-Content Tools, Combined with
              Strength in e-Business Applications, Will Enable
               BroadVision to Make XML Revolution Mainstream


WALTHAM, MA - JANUARY 26, 2000 - Interleaf, Inc. (Nasdaq: LEAF), the leading provider of XML-based e-content(TM) solutions, today announced that it has entered into a definitive agreement providing for the acquisition of Interleaf by BroadVision, the leader in personalized e-business applications. Key to the acquisition is the e-Content Company, a division of Interleaf and leader in XML-based content management tools. This separate Interleaf business unit is dedicated to the development, marketing and sale of XML-based content management tools which enable the design, creation and management of dynamic and intelligent content for web and wireless applications. The e-Content Company comprises nearly 70 percent of Interleaf's approximately 400 employees and has been the most significant area of growth and investment within Interleaf over the past two years.

Under the terms of the agreement each outstanding share of Interleaf common stock will be exchanged for .3465 shares of BroadVision common stock, and all outstanding options and warrants to purchase Interleaf common stock will be assumed by BroadVision. Based on basic shares outstanding as of January 25, 2000 and both companies' closing price as of that date, the transaction represents approximately a 40% premium over Interleaf's current value. On a fully diluted basis, BroadVision would issue approximately 5.6 million shares of its common stock, having a value of approximately $877 million based on BroadVision's closing stock price on January 25, 2000.

The transaction is intended to be tax-free to the Interleaf shareholders and will be accounted for as a purchase transaction. The transaction, which has been unanimously approved by both the Interleaf and BroadVision Boards of Directors, is subject to certain customary closing conditions, including approval by Interleaf's stockholders, Hart-Scott-Rodino antitrust clearance and other regulatory approvals. The companies expect to close the transaction by May 31, 2000.

"Through the acquisition of Interleaf, a leader in the development of XML-based e-content management tools, BroadVision will be able to quickly expand our leadership in delivering personalized e-business solutions for web and wireless applications," said Dr. Pehong Chen, President, CEO and Chairman of the Board for BroadVision. "With our combined customer base of more than 2,500 blue-chip companies, both firms have the proven ability to meet e-business demands for a fast time to market, easier integration with content sources and back-end systems, and high performance and scalability. We look forward to leveraging the strengths of both companies to provide increased benefits for customers and shareholders."

 "At Interleaf, we have spent the past three years repositioning the company around new XML technology and the delivery of content to wireless devices," said Jaime Ellertson, President, CEO and Chairman of the Board for Interleaf. "This past year we have successfully penetrated the e-business marketplace by delivering state-of-the-art XML-based e-content management tools. We believe strongly that these tools and our initiative into the wireless market make us a unique fit with BroadVision's strength in web applications and with their strategic objectives. Both companies see XML-based content proving itself to be of particular importance for the fast growing business-to-business e-commerce market. Therefore, the combination of our e-content management tools integrated with BroadVision's e-business applications make a powerful end-to-end solution for the B2B market while further extending these applications to the emerging wireless market."

BENEFITS OF ACQUISITION FOR CUSTOMERS

The combination of the suite of BroadVision One-To-One(TM) personalized e-business applications and Interleaf's XML-based e-content management tools will create one of the most comprehensive, end-to-end offerings for companies needing rich content and transactional data to drive e-business over the Web and to wireless devices. GartnerGroup estimates that by 2003, 80 percent of application-to-application traffic passing over public networks will be in XML ("Reality Check: XML Today" by Dr. Rita Knox, GartnerGroup, October 1999).

Specific benefits of the combined products will include:

o LESS TIME AND LOWER COST FOR E-CONTENT MANAGEMENT. The integrated offering combines Interleaf's XML-based e-content management tools and BroadVision's real-time instant publishing tools to shorten time to production for content. This lowers the total cost of ownership for companies by enabling publishers to more easily create, publish, manage and re-purpose transactional content. Additionally, the integrated offering is differentiated by its support for the publication of XML-based documents from Microsoft(R) Office applications, greatly expanding general business users' ability to publish Web and wireless content.

o AUTOMATE B2B E-COMMERCE THROUGH INTELLIGENT CONTENT. The integrated offering will enable the automation of B2B e-commerce by enabling companies to improve their operations via the use of intelligent content. Intelligent content is personalized, reusable and dynamically assembled in real time to increase collaboration and communication among commerce partners. Unlike static content, intelligent content automates interactions and transactions among participants, creating a highly productive information value chain.

o EXPANDED E-BUSINESS REACH. The integration of Interleaf's X-WAP (wireless application protocol) technology will enable BroadVision customers to deploy e-business applications that enable access to dynamic content from mobile and other wireless devices, such as digital cellular telephones, pagers, personal digital assistants and e-books. End-users will be able to access in real time personalized product information, inventory, price, and catalog data and to execute orders from Web sites and wireless devices via BroadVision's ability to deliver "e-business anywhere, anytime." The Yankee Group has estimated that wireless subscribers accessing the Internet will grow from 669 million in 1999 to 1.26 billion by 2005 (The Yankee Group, November, 1999). Therefore, BroadVision believes the integration of Interleaf's X-WAP technology will be a significant benefit for companies implementing e-business applications capable of providing dynamic, personalized content to the growing number of users of wireless devices.

THE BROADVISION AND INTERLEAF FIT

The two companies share a vision for enabling e-business through a common commitment to an XML backbone. Interleaf, a thought and industry leader for XML-based e-content management tools, brings people, tools and technologies that are complementary to BroadVision's offerings. For example, Interleaf's employees represent one of the world's largest XML talent pools. And, Interleaf's technology leadership in XML and X-WAP are technologies that supplement those of BroadVision. Additionally, Interleaf has a large worldwide base of more than 2,000 customers who are potential users of BroadVision's e-business applications.

KEY TECHNOLOGIES

BroadVision intends to fully integrate Interleaf's next generation content management tools based on XML into BroadVision's full suite of e-business applications. Interleaf's key technologies include:

o BLADERUNNER(TM). A scalable, comprehensive XML-based content management tool that enables companies to create, manage, and publish structured e-business content that is targeted, timely, personalized, intelligent and medium-aware. With XML as its technology backbone and Microsoft(R) Office(TM) integration used for content creation, companies using BladeRunner are able to apply intelligence, structure and style to content for e-business applications.

o X-WAP TECHNOLOGY. Interleaf's XML wireless application technology, currently under development, will transform XML into HTML, WML, PDF, ASCII and raw text business content for delivery to wireless devices, such as digital cellular telephones, pagers, personal digital assistants and e-books.

o QUICKSILVER(TM). A full-featured high-end authoring and publishing product with an extension to enable the generation of XML-based content. QuickSilver enables users to manage XML and non-XML-based content in one integrated system.

The acquisition creates a combined entity with a compelling record of business and technology achievements:

o Depth and breadth of expertise, provided by over nine years in the e-content management and e-business applications markets;

o Over 1,100 employees dedicated to e-content and e-business applications;

o A combined customer base of thousands of international blue chip and "dot.com" customers to guide the company's integration of existing and development of new e-business solutions; and,

o The proven ability to meet customers' e-business needs for return on investment, quick time-to-market, and high performance, scalable solutions.

ABOUT BROADVISION

BroadVision, Inc. is the leading worldwide supplier of personalized e-business applications. BroadVision's end-to-end solutions enable companies and governments to rapidly deploy and cost-effectively operate secure, scalable, intelligent, and flexible e-business applications for e-commerce, financial services and knowledge management. The company's entire product line has experienced strong growth and increasing acceptance by Global 2000 businesses, governments and pure-play "e-startups."

ABOUT INTERLEAF

Interleaf, Inc. provides enterprise-wide software solutions for content management and high-end publishing. These solutions provide Global 2000 customers with a distinct competitive advantage by enabling them to deploy e-business applications that improve operating efficiency and customer satisfaction, while driving revenue and profitability.
Interleaf's software products make it easy for companies to assemble, manage, retrieve, distribute and publish business-critical information across the corporate enterprise and beyond. Key customers include Alcatel, DeutschBank, Fidelity, IDC, Intel, Lockheed Martin, MacMillan, Motorola, Shared Medical Systems, Tektronix and Toyota.


While the announced transaction is pending and following its consummation, the value of Interleaf's common stock will be dependent on or directly related to the value of BroadVision's common stock, which depends on factors relating to BroadVision's business and financial performance, which in turn are beyond Interleaf's control. Reference is made to BroadVision's SEC filings for additional information concerning BroadVision and its business, financial performance and operations.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Interleaf's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among other things, the following:

o The transaction described above is contingent and may not actually occur as described or at all, and the failure of the transaction to close could have a material adverse impact on the value of Interleaf's common stock;

o Interleaf and BroadVision may experience difficulties realizing the described benefits from the business combination, including without limitation difficulties in integrating the Interleaf and BroadVision products, technologies, cultures, information systems, business practices and policies; Interleaf may experience difficulties in marketing the BroadVision products into Interleaf's customer base, and BroadVision may experience difficulties in marketing the Interleaf products into BroadVision's customer base;

o The announcement and consummation of the transaction may cause confusion in the marketplace and disruption to Interleaf's and BroadVision's businesses, including without limitation difficulties in retaining Interleaf's current employees through the transition, integrating them into BroadVision's operations and retaining them over the long-term; difficulties in retaining Interleaf's significant customers at historic purchasing levels; and delays in the consummation of sales currently pending;

Such differences may also be caused by those factors discussed in the section entitled "Risk Factors" on pages 13-15 of the Company's Annual Report on Form 10-K dated June 29, 1998.


                                    ####


Interleaf(R) , BladeRunner(TM), e-content(TM), X-WAP(TM) and
QuickSilver(TM) are either registered trademarks or trademarks of Interleaf, Inc. Microsoft(R) Word is a trademark of Microsoft Corporation. BroadVision(R) is a registered trademark and BroadVision One-To-One(TM) is a trademark of BroadVision Inc. in the United States and other countries.